Exhibit 99.8

2005 consolidated management report

1. BUSINESS PERFORMANCE AND SITUATION OF THE GROUP

1.1. Earnings and sales

In the wake of another year of growth in 2005, Altadis has consolidated its position among the major European corporate groups in cigarette production and sales (its brands include among others Gauloises, Fortuna, Gitanes, Ducados, Balkan Star and Marquise, which have a strong national and international presence) and as world leader in cigar production and marketing. Also, the Group leads the markets in Spain, France, Italy, Morocco and Portugal as regards the distribution of tobacco and many other products and documents, providing logistics services to more than 300,000 points of sale.

The activities and results of the Altadis Group in 2005 were affected by the large acquisitions made in 2004 and 2005, which had a first-time consolidation effect in 2005:

•	The consolidation of the Russian cigarette company Balkanskaya Zvezda (Balkan Star) from November 1, 2004 had a first-time consolidation effect on results in the first ten months of the year.

•	Logista Italia (formerly Etinera), the Italian tobacco distribution company, consolidated from December 31, 2004, had a first-time consolidation effect on results for the whole year.

•

Retail Airport Finance, S.L. (RAF), the parent holding company of Aldeasa, S.A., the airport retail operator, was proportionally consolidated from May 1, 2005. Altadis holds 50% of RAF, which in turn owns 99.61% of Aldeasa, S.A. at December 31, 2005.

Earnings and changes in equity

The Group’s earnings performance in 2005 was very positive thanks to the positive contribution by all three lines of business: cigarettes, cigars and logistics. In 2005 the Group’s economic sales (*) increased by 15.6% to €4,112 million, as compared with €3,557 million in 2004. Also, EBITDA rose by 11.6% to €1,232 million and the resulting EBITDA margin on economic sales was 30.0%, 100 basis points less than in 2004. This decline was expected and is mainly due to the inclusion of the results of recently acquired companies, which have lower EBITDA margins. These companies’ business plans include measures aimed at improving their margins in coming years. The effect of the acquisitions was to increase economic sales and EBITDA by €433 million and  €99 million respectively, while the exchange rate effect was to decrease economic sales and increase EBITDA by €2 million and €8 million, respectively.

The geographical distribution of the Group’s economic sales in 2005 reveals a greater internationalization of activity, with exposure to markets other than Spain and France increasing. This greater geographical diversification is the result of increased cigarette sales on international markets as a whole, thanks mainly to the incorporation of the Russian company Balkan Star and to excellent sales performance in the Middle East and Morocco, as well as strong organic growth in the cigar business outside of European domestic markets and the incorporation of the distribution activity in Italy. Accordingly, with respect to 2004, there was a notable increase in activity in the rest of Europe; the Spanish and French domestic markets accounted for 32% and 20%, respectively, of total sales (3 percentage points less than in 2004 in both cases), the rest of Europe accounted for 21% (up 7 percentage points), the United States (only cigars) 13%, and the rest of the world 14% of the total.

The favorable exchange rate caused a slight reduction in financial losses to €88 million from a loss of €92 million in 2004. Average net debt amounted to €1,981 million (compared to €1,750 million in 2004). As of December 31, 2005, net debt amounted to €2,833 million, as compared with €1,945 million at 2004 year-end. Accordingly, the net debt-to–EBITDA ratio is 2.3x. The successful placement in December 2005 of a €491 million 4% debenture issue maturing in 2015 strengthened the Group’s debt structure.

The contribution of associated companies accounted for by the equity method declined significantly in 2005 to €0.5 million from €34 million in 2004 mainly because Aldeasa, S.A., previously consolidated by the equity method, is now proportionally consolidated through RAF, and also because the Iberia, L.A.E., S.A. shareholding held through the Logista Group is no longer consolidated by the equity method and is now carried at market value as an non current financial asset as a result of the first-time adoption of IAS 39 in 2005.

Corporate income tax expense was €337 million, compared to €282 million in 2004. The effective tax rate, before the

(*) “Economic Sales” is the most appropriate indicator used by the Group to provide a proportional valuation of the business volume of all its activities. Economic sales are defined as the revenues, net of taxes and commissions to sales outlets, from the sale of Group-manufactured products–mainly proprietary tobacco brands–plus the distribution margin on all the products distributed by the Group, plus the revenues from logistics services other than product distribution and plus prompt payment discounts.

contribution of associated companies, was 34.9%, up from 33.4% in 2004.

Income attributed to minority interests, basically at Logista and JR Cigar, totaled €53 million, compared to €57 million in 2004. Income attributed to minority interests at RTM has not been recorded because the Altadis Group considers it likely that the Moroccan government will exercise its put option and so has decided to record the acquisition of the 20% stake held by minority interests at the same price per share as it paid in 2003.

Net income for 2005 was €577 million, compared to €539 million in 2004, which represents year-over-year growth of 6.9%.

As regards the variations in the main captions in the consolidated balance sheet as of December 31, 2005, total assets and liabilities increased, due mainly to the inclusion of 50% of RAF, the minority interests of RTM and the €491 million debenture issue. Thus, the Group’s assets and liabilities amounted to €11,444 million, up 6.8% on assets and liabilities at year-end 2004 (€10,720 million).

The balance-sheet aggregates most affected by this growth were, on the asset side, goodwill and inventories, which rose by €462 million and €207 million, respectively, with respect to 2004 and, on the liability side, non-current liabilities, due to the issuance of bonds and other marketable debt securities, and current liabilities because of bank loans and other financial debt, which increased by €491 million and €682 million, respectively, in 2005.

Non-current assets increased by €446 million, whereas current assets increased by €271 million. In the case of non–current assets, this increase is due mainly to €462 million of additional goodwill as a result of the inclusion of 50% of RAF and the minority interests of RTM and Logista Italia. The increase in current assets is mainly due to the inclusion of RAF’s merchandise.

On the liability side, in addition to the logical slight decrease in equity due to the Group’s shareholder remuneration policy (dividends and the share repurchase and cancellation program), there was a sharp increase in non-current liabilities due to the debt restructuring undertaken via the €491 million debenture issue maturing in 2015. Current liabilities increased mainly due to the recognition as debt of the €326 million payable for the acquisition of the 20% of RTM held by minority shareholders at the same price per share as paid in 2003.

At 2005 year-end, net financial debt (defined as current- and non-current bank loans and other financial debt, plus bonds and other marketable debt security issues, less cash and realizable current financial assets) was €888 million higher (45.7%) at €2,833 million. This change is directly associated with the put option held by RTM minority shareholders, booked as debt, the generous shareholder remuneration policy with €714 million paid out in dividends and share buybacks in 2005, an increase of €214 million over 2004, and the change in working capital. The generation of operating free cash flow (cash flow from ordinary activities + working capital variation + income tax paid + purchases of tangible and intangible assets) stood at €446 million, €701 million less than in 2004, and was hampered by unfavorable working capital variation.

Information by business line

Figures for economic sales and EBITDA by business line for 2005 and 2004 are as follows:

	Economic sales			Ebitda
(Millions of Euros)	2005	2004	Variation 2005/2004	2005	2004	Variation 2005/2004
Cigarettes	1,979.4	1,876.7	+5.5%	667.7	669.3	-0.2%
Cigars	884.7	817.2	+8.3%	253.7	208.8	+21.5%
Logistics	1,146.7	861.4	+33.1%	310.7	257.3	+20.8%
Other	101.1	2.1	n.s.	-0.2	-31.7	n.s.
TOTAL	4,111.9	3,557.4	+15.6%	1,231.9	1,103.7	+11.6%

a. Cigarettes

The Group sold 135,200 million cigarettes in 2005 (compared with 112,600 million in 2004).

The Cigarette business’ economic sales, which represent 48% of the Group’s total sales, increased by 5.5% to €1,979 million (compared with €1,877 million in 2004). This increase was the result of the improvement in business in emerging markets, especially in Russia, through acquisitions, and in Morocco and the Middle East thanks to strong performance in commercial activity and exports, respectively.

Balkan Star sold 30,200 million cigarettes in Russia in 2005 contributing €107 million to the cigarette business’ economic sales.

Segments

The blond cigarette segment, which represents 72% of the total sales of this business line, was the most significant driver of cigarette sales growth, recording double digit growth of 10.6% to €1,427 million. Russia contributed €94 million to blond cigarette sales. Sales in Germany, Morocco, and the Middle East increased by 5.0%, 17.2% and 22.3%, respectively, offsetting declines in Spain (-0.5%) and France (-2.8%).

In the dark cigarette segment, Balkan Star contributed €16 million. Total sales volume in the dark cigarette market fell by 16.4% in Spain and by 12.1% in France. Altadis’ total dark cigarette sales fell 7.5% to €394 million.

Blond cigarette markets

In Spain, Altadis’ blond cigarette sales fell by 0.5% to €410 million. The total cigarette market in Spain fell by 1.1% in volume terms, with an increase of 1.7% in the blond cigarette segment. In this segment, Altadis had a market share of 26.9%, 0.6 percentage points less than in 2004. The sudden boom in discount brands was responsible for this decline in Altadis’ market share although it picked up in the last quarter due to the successful launch of Ducados Rubio in June 2005. In France, the overall market has stabilized and the volumes in the blond cigarette market increased by 1.1%, in significant contrast to the 20.0% decline the previous year. Altadis’ share of the blond cigarette market is almost unchanged at 18.6% (18.8% in 2004). Sales of blond cigarettes amounted to €215 million, a 2.8% decrease due to the decline in inventory levels from the previous year as the logistics business has continuously been adjusting its inventories to the new market levels.

In Germany, price rises in 2004 and 2005 caused a 14.7% decline in volumes but a sharp improvement in sales per unit. The ongoing improvement in the market share held by Gauloises Blondes continued and Altadis’ market share is now 6.1% (5.6% in 2004), with sales rising 5.0% to €191 million and 6,100 million cigarettes sold in 2005 (6,500 million in 2004). In Italy, Altadis sold 2,300 million cigarettes in a market which has contracted 6.1% after the implementation of restrictive regulatory measures. In Poland, despite very tough competition, Altadis saw its market share stabilized at 8.6%.

In the Middle East progress remains excellent with sales of €147 million (€120 million in 2004), a year-over-year increase of 22.3%. Altadis is selling its products in various countries in this region -in Syria and Lebanon Altadis had noteworthy estimated market shares of over 15% and 10%, respectively.

In Morocco, the Marquise brand and now too the Fortuna brand are enjoying strong momentum. Altadis accounts for 83% of the Moroccan blond cigarette market with sales up 17.2% to €139 million. The Fine brand has been launched in slim format, and other product launches are in the pipeline. Sales performance also benefited from customary price increases, the last of which occurred in August 2005 (6%).

In Russia, the latest market entered by Altadis, the Group sold 23,100 million blond cigarettes. In 2005, the merchandising workforce has been significantly restructured and promotions have been carried out for key brands such as Balkan Star, Gauloises and Zolotoye Koltso. New brands are to be launched in 2006 and existing products enhanced.

Brands

Sales of Gauloises Blondes, the Group’s flagship brand were €468 million (+6.2% vs. €440 million in 2004). The performance of international sales of this brand was again excellent, increasing 9.7% to €392 million (€358 million in 2004). The brand is firmly entrenched in Germany and Austria where it ranks third in the market. Gauloises Blondes increased its market share to 6.1% in Germany (with 6,000 million cigarettes sold) and 8.6% in Austria. Market shares in Belgium, Luxembourg, and the Czech Republic continue to improve. Gauloises Blondes is also one of the brands driving growth in the Middle East.

Fortuna, the Group’s other main brand, obtained sales of €362 million (€374 million in 2004). In France, where the brand has grown significantly in recent years, the market share now stands at 2.6%, compared to 2.2% in 2004. Progress has been even better in Morocco where after its launch in mid- 2004 the brand already has a 7.6% share of the blond cigarette market. Spain remains easily the largest market for Fortuna with a market share of 17.2% although at the end of the year it faced increased competition from discount brands.

Gitanes Blondes, another of Altadis’ international brands with over 95% of sales made abroad, sold 4,200 million units and has been very successful in the Middle East. Marquise in Morocco has strengthened its market leadership, selling 6,900 million cigarettes and increasing its share of the blond cigarette market to 71.8% (71.4% in 2004), with sales of €115 million. The Russian brand Balkan Star sold 21,800 million units, with sales of €86 million. Nobel has a 5.2% share of the blond cigarette market in Spain and News has consolidated its 5.2% share of the same market in France. Smart, the third- largest brand in Finland, increased its market share to 15.5%. EBITDA for the cigarette business was very similar to the previous year (€668 million vs. €669 million in 2004). The EBITDA margin on economic sales was 33.7%, down from 35.7% in 2004. The incorporation of Balkan Star together with a tactical increase in the marketing spend and a number of changes to the pricing mix and the geographical distribution of sales have diluted the EBITDA margin.

b. Cigars

The cigar business’ economic sales grew by 8.3% to €885 million, which represents 22% of the Group’s total sales. The US market and sales of Cuban cigars were the main drivers of the excellent results in 2005.

In the United States, which represents over 50% of the cigar business’ economic sales, Altadis focused on promoting sales of top-of-the-range cigars–the natural (natural wrapper and the renowned Dutch Masters and Backwoods brands) and premium (handmade) segments–, continuing the success achieved in 2004. Altadis USA’s total sales in the US increased by 9.1% to USD587 million. In terms of euros, sales in the US totaled €471 million (+8.8% vs. €433 million in 2004).

Cuban cigar sales recorded by Altadis (50% of total Cuban cigar sales, as Altadis’ 50% stake in Corporación Habanos is proportionally consolidated) have grown very significantly, by 13.0% in constant currency and by 12.7% in euros, to €121 million (€107 million in 2004). The Cuban cigar strategy , based on a combination of the exclusive luxury segment (new products, this year’s example being the launch of the Partagás Serie P, limited editions such as H. Upmann Mágnum 50 and special reserves) and the more affordable luxury segment (Mini Cubanos) for a small number of select brands, is proving highly effective. Sales have performed very strongly in mature markets (Germany and Benelux) and have shown very encouraging results in emerging markets (the Middle East, Russia and China).

Altadis’ cigar sales in Europe increased to €165 million (€162 million in 2004). Sales in Spain were very solid, at €96 million (€93 million in 2004) and were practically unchanged in France at €57 million (€58 million in 2004).

EBITDA for the cigar business advanced 21.5% to €254 million, with a very significant 3.1 point improvement in the EBITDA margin on economic sales, to 28.7%.

c. Logistics

The economic sales of the logistics business, which represent 28% of the Group’s total sales, grew 33.1% to €1,147 million. This high growth is the result both of acquisitions and organic growth: the recently acquired Logista Italia and Logista France contributed €177 million and €65 million respectively, while the other €37 million of sales growth was organic.

Tobacco distribution accounts for 49% of the total logistics business. Tobacco logistics results reflect the performance of volume sales in tobacco markets, especially in Spain (-1.1%), France (-0.3%), Italy (-6.1%) and Morocco (-2.5%). Also, in 2004 inventories in France declined in value because manufacturers did not fully transfer the increase in excise taxes to retail selling prices, resulting in a decrease in sales in this period. In 2005, the September tax hike had a similar impact in Spain. As a result organic sales, that is, without taking into account changes to the scope of consolidation, increased by 4.2% to €372 million.

General (non-tobacco) logistics activities represented 51% of total economic sales of the logistics business and sales increased by 4.7% to €600 million (€517 million in 2004), without taking into account acquisitions. Growth came mainly from pharmaceutical logistics (with economic sales of €15 million) and transport services in Spain and Portugal.

In Morocco, general logistics is progressing apace. RTM has distributed 22 million telephone cards (2.1 times more than in 2004) and is broadening its product range. Business enhancement initiatives are currently focused on the modernization of the larger stores (there are now 900 in the Wafaa program- Wafaa means “fidelity” in Arabic).

EBITDA in the logistics business rose by 20.8% to €311 million, giving an EBITDA margin on economic sales of 27.1% (29.9% in 2004). The latest acquisitions have diluted the margin although this is expected to improve considerably in the future as the unit’s business plan for Italy is developed.

d. Other

This caption includes the activities of RAF as the main consolidated company. Between May and December the RAF obtained economic sales of €119 million (50% of RAF’s total sales as the company is proportionally consolidated). This caption also includes the elimination of sales between business units which at the year-end had yet to give rise to a sale to non-group companies, and corporate head office expenses which cannot be allocated to the business units.

On the whole, figures for both economic sales and EBITDA for these items are similar to those for 2004 with the only difference being the inclusion of RAF’s contribution in 2005.

STATEMENTS OF INCOME FOR THE LAST FIVE YEARS

(Millions of Euros)	2005 (1)	2004 (1)	2003 (1)	2002 (1)	2001 (1)	Variation 2005/2004
Revenue (2)	12,708	9,546	9,473	8,997	8,314	+ 33.1%
Economic sales (2)	4,112	3,557	3,385	3,182	3,077	+ 15.6%
EBITDA	1,232	1,104	1,078	971	887	+ 11.6%
Income from ordinary activities	1,037	936	—	—	—	+ 10.8%
Other income and expenses	16	0	—	—	—	n.s.
Operating income	1,053	936	915	811	730	+12.6%
Financial loss	(88)	(92)	(83)	(37)	(46)	- 4.9%
Amortization of goodwill	—	—	(118)	(95)	(91)	—
Profit from associates	1	34	16	27	17	- 98.5%
Extraordinary income (loss)	—	—	(251)	(32)	6	—
Income before taxes	966	878	479	674	616	+10.0%
Income tax expense	(336)	(282)	(142)	(197)	(206)	+ 19.5%
Income attributable to minority interests	(53)	(57)	(44)	(42)	(30)	- 6.9%
Net income attributable to equity holders of the Parent Company	577	539	293	435	380	+ 6.9%
Earnings per share (euro cents)	212	190	101	146	125	+ 11.4%
Average number of shares (millions) (3)	272.3	283.9	290.9	297.8	303.1	– 4.1%

(1) Figures according to International Financial Reporting Standards (IFRS) for 2005 and 2004 (except IAS 32 and IAS 39 in 2004), and according to generally accepted accounting principles and standards in Spain for 2003, 2002 and 2001.

(2) (*) “Economiic Sales” is the most appropriate indicator used by the Group to provide a proportional valuation of the business volume of all its activities. Economic sales are defined as the revenues, net of taxes and commissions to sales outlets, from the sale of Group-manufactured products — mainly proprietary tobacco brands - plus the distribution margin on all the products distributed by the Group, plus the revenues from logistics services other than product distribution and plus prompt payment discounts. The economic sales figure does not coincide with the sales per books included in the Group’s statement of income under the “Revenue” caption, mainly because the latter includes, in the case of products distributed but not manufactured by the Group, the total value of the products, net of taxes and commissions to sales outlets, and not only its distribution margin.

(3) The “Average number of shares” is the daily average number of shares outstanding, less the shares of the Parent Company held as treasury stock.

1.2. Restructuring and cost saving programs

Recently, the Group has significantly expanded its restructuring and cost saving programs in order to adapt to changes in its operations and in the tobacco market.

At present there are three initiatives underway:

•    the current restructuring plan, now in the implementation phase,

•    the cost savings program, announced and begun on February 1, 2006,

• and a new restructuring plan, launched on February 14, 2006.

Estimated savings amount to €62 million, €80 million and €55 million, respectively. With an additional €4 million in savings coming from Logista, total savings will exceed €200 million. Most of these savings will be obtained in 2006 (€136 million) and 2007 (€43 million).

The current restructuring plan is being implemented as planned. Factories have been closed in Lille (August 2005) and Cadiz (December 2005) and 1,167 employees have left the Group (of which 634 took early retirement in Spain at the end of 2005). The closure of the factories in Seville and Tarragona and further workforce reductions are slated for 2007.

The cost saving program began on February 1, 2006 as part of Management’s response to recent events in some of the Group’s key markets, especially Spain. This plan will generate savings of more than €80 million in 2006, over half of which will come from the reduction of marketing and promotional costs, while the rest will be generated by cost savings and improvements in the Group as a whole. Implementation of this plan has begun and the savings will be obtained in 2006.

The launch of a new restructuring plan was announced on February 14, 2006. The legal process involves various meetings with worker representatives over several months. These were initiated on the aforementioned date both in France and in Spain. The program aims to rationalize corporate and business unit functions locating each in a single location. The program also takes into account IT advances, restrictions on tobacco product advertising and, for the Paris- North distribution centre, a reduction in the volumes distributed. This restructuring program is expected to entail the loss of 472 jobs (239 in France and 233 in Spain). Forecast savings are €55 million, to come mainly in 2007, with estimated associated costs of €94 million.

1.3. Shareholder remuneration policy

The Company’s shareholder retribution policy is two-fold:

•    firstly, an annual double digit increase in the dividend per share. In line with this policy, the Board of Directors of Altadis, S.A. has resolved to propose a payment of a gross dividend of €1 per share (an increase of 11.1% with respect to 2004) at the Shareholders’ Meeting to be held on June 7, 2006;

•    and secondly, a share buy-back program through which the Company repurchases and cancels 5% of outstanding shares each year, except in the event of specific strategic acquisitions which could cause the Company to temporarily suspend this policy, and subject to the existence of sufficient unrestricted reserves.

Since the Altadis Group was formed as a result of a process of business association between Tabacalera, S.A. and SEITA at the end of 1999, the Company has distributed a total of €2,361 million to its shareholders in the last six years in the form of dividends payments and share repurchases.

The market has recognized these results and this value creation. The Company’s market capitalization has risen in the last six years from €4,560 million to €10,317 million, while the share price has risen from €14.20 on December 31, 1999 to €38.32 on December 31, 2005.

1.4. Share performance

Altadis share performance compared with Ibex-35, CAC-40 and Euro Stoxx-50

Altadis shares are listed on the computerized trading system (Continuous Market) of the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia) and on the Paris stock exchange. At 2005 year-end the market price of Altadis shares was €38.32 and €38.39 per share on the Madrid and Paris stock exchanges, respectively. This represented an increase of around 13.71% over the market price at 2004 year-end on Spanish bourses. The Madrid (Ibex-35), Paris (CAC-40) and Euro Stoxx-50 indexes rose by 18.20%, 23.40% and 21.27%, respectively.

The liquidity of Altadis shares remained high in 2005: a total of 745,747,953 shares were traded (as compared with 804,844,524 shares in 2004), which represents an annual rotation of 2.77 times on the 269,221,426 shares outstanding at 2005 year-end. In addition, due to the rise in the share price over the year, cash traded in Altadis shares on the Continuous Market in 2005 amounted to €25,825 million, 23.7% more than the €20,437 million traded in 2004, the seventh highest figure among Ibex-35 companies.

Base January 1, 2005 = 100

Last five years: Altadis share performance compared with Ibex-35, CAC-40 and Euro Stoxx-50

(Figures in euros for Altadis and in points for the Ibex-35, CAC-40 and Euro Stoxx-50 indexes)

	Market Price 12/31/2000	Market Price 12/31/2005	Total Variation (5 years)	Compound Annual Growth (5 years)
Altadis (Madrid)	16.50	38.32	+132.2%	+18.4%
Ibex-35 (Madrid)	9,109.80	10,733.90	+17.8%	+3.3%
CAC-40 (Paris)	5,926.42	4,715.23	-20.4%	-4.5%
Euro Stoxx-50	4,772.39	3,578.93	-25.0%	-5.6%

In the last five years Altadis shares have appreciated by 132.2%, which represents a compound annual growth of 18.4%, whereas the Ibex-35, CAC-40 and Euro Stoxx-50 indexes have experienced mixed fortunes, the Ibex-35 gaining 17.8% and the CAC-40 and Euro Stoxx-50 shedding 20.4% and 25.0%, respectively.

Base January 1, 2001 = 100

Monthly performance of Altadis shares on the Madrid and Paris Stock Exchanges (Prices and volumes) (Figures in euros)

	Last		High		Low		Average		Volume (1)
Year 2005	Madrid	Paris	Madrid	Paris	Madrid	Paris	Madrid	Paris	Madrid	Paris
January	33.48	33.40	33.80	33.63	31.94	32.70	32.64	22.94	33,889,081	482,372
February	31.75	31.77	34.18	34.11	31.75	33.28	33.27	25.06	34,522,753	246,288
March	31.55	31.54	32.25	32.23	31.19	31.72	31.57	25.36	161,036,656	197,779
April	32.77	32.82	33.86	33.89	32.03	32.82	32.82	24.49	47,350,530	155,424
May	33.32	33.30	33.87	33.79	33.18	33.52	33.50	24.41	39,759,926	169,907
June	34.67	34.58	36.00	35.95	34.03	34.93	34.89	25.35	170,786,214	332,294
July	34.86	34.82	34.96	34.97	34.00	34.65	34.58	25.72	57,184,000	90,140
August	35.13	35.10	36.05	36.00	34.06	34.86	34.80	25.61	41,264,957	115,467
September	37.27	37.40	37.27	37.40	35.25	36.41	36.42	26.64	34,509,521	106,044
October	35.40	35.35	37.33	37.33	34.74	36.06	36.06	28.04	31,101,558	123,939
November	35.86	35.20	36.85	36.98	34.99	36.09	36.11	29.37	38,658,863	115,975
December	38.32	38.39	38.50	38.50	35.19	36.67	36.63	32.09	53,284,977	263,288

(1) Total effective trading in shares. Source: Bloomberg and Madrid Stock Exchange.

Last five years’ performance of Altadis shares on the Madrid and Paris Stock Exchanges (Prices and volumes) (Figures in euros)

Year	Last	High	Low	Average	Volume (1)

Madrid:
2000	16.50
2001	19.10	19.20	13.65	16.27	399,344,000
2002	21.74	24.48	17.65	21.54	563,599,342
2003	22.50	24.65	20.18	21.98	790,898,060
2004	33.70	33.70	22.24	26.27	799,274,130
2005	38.32	38.50	31.19	34.52	743,349,036

Paris:
2000	16.30
2001	19.08	19.10	13.70	16.25	16,522,796
2002	21.66	24.43	17.68	21.53	11,524,200
2003	22.20	24.64	20.17	21.96	7,160,038
2004	33.57	33.78	22.14	26.32	5,570,394
2005	38.39	38.50	29.20	34.48	2,398,917

(1) Total effective trading in shares. Source: Bloomberg and Madrid Stock Exchange.

2. EVENTS SUBSEQUENT TO YEAR-END

Since year-end 2005, events have occurred which will have a material impact on Altadis’ earnings in 2006 and beyond and which have been communicated to the market:

•    Excise taxes on cigarettes were raised in Spain twice in 2006, once at the end of January and again at the beginning of February, triggering a series of price modifications on the part of the main manufacturers, first price cuts and subsequently price hikes. The estimated gross impact of these events on the Altadis Group at the EBITDA level is a reduction of €250 million. In reaction to these events, the Group stepped up its cost cutting program, increasing the savings target for 2006- 2008 from €62 to €200 million. As a result the net effect on earnings of the higher taxes and price changes in 2006 is mitigated and reduced to €170 million.

•    On February 14, 2006 the Altadis Group announced it was embarking on a new restructuring program in Spain and France, which is part of the aforementioned cost savings program. This program entails 472 job losses, recurring savings of around €55 million and estimated associated costs of €94 million. (See section 1.2. Restructuring and cost savings programs).

3. OUTLOOK FOR THE GROUP IN 2006

For 2006, the Group will pursue with its efforts in all business units and markets. It will also have to cope with the recent shuffle of tax, prices and market shares in Spain which markedly trimmed the profitability in that country. The latest changes (introduction of a minimum collectible tax, price increases) materialise a turnaround point back to convergence with developed EU countries in terms of pricing and profitability. The Group will make all possible efforts to pursue in that direction. At the same time an extensive set of savings programs was launched (€136 million in 2006) and is being implemented across the whole Group to mitigate as much as possible the €250 million gross negative impact.

4. MAIN RISKS AND UNCERTAINTIES

Various kinds of risk and uncertainty are associated with the Altadis Group’s business. These can be divided into the following categories:

a.   Risks related to the tobacco industry

Taxes, regulations and restrictions

The tobacco industry is subject to specific and significant taxes, regulations and restrictions in respect of the development, sale, distribution, marketing and advertising of cigarettes and cigars. In several countries, pressure on the tobacco industry has already and may in the future result in a toughening of tobacco regulations.

Falling demand for tobacco products

The advertising, sale and use of tobacco products in Spain and in other countries are subject to regulation by governments and public health authorities. This has given rise to significant restrictions on the marketing, advertising, design and use of cigarettes through regulations, in addition to voluntary agreements entered into by tobacco companies. These restrictions and agreements could result in a decline in cigarette sales in those markets in which the Group operates.

Tobacco lawsuits

The Group produces cigarettes for sale in Europe, Morocco and other countries, but not in the US. The Group also produces and sells cigars in most countries, including the US. Certain lawsuits against Group companies in respect of the effects of smoking are pending judgment. To date, no lawsuit of this kind filed against Group companies has been successful.

b.   Risks related to the Altadis Group

Competition

The Group operates in a highly competitive market and could suffer an increase in competition in those markets where it sells and distributes cigarettes and cigars which could put prices and margins under pressure. The Group’s ability to compete with other sector companies could be restricted by the regulatory environment in which it operates, including restrictions on advertising, and this could hinder the Group’s attempts to strengthen its cigarette and cigar brand portfolios.

Political risks

The Group operates in several markets, including emerging markets. The emerging markets, which are currently of great significance for the Group’s business, are politically very stable with burgeoning economies underpinned by business-friendly policies. Although the Group implements policies aimed at reducing these risks, there is no guarantee that these levels of political stability, economic growth and business-friendly policies will persist in the future.

Surplus production capacity

Some of the markets where the Group operates are in decline. For example, the cigarette market in Europe. The decline of these markets has in the past and may in the future result in idle production capacity at the Group.

Financial risks

The Group’s financial risk management is carried out by the Corporate Finance Department. This area has the necessary mechanisms to control, depending on the Group’s financial structure and position and macroeconomic factors, exposure to fluctuations in interest and exchange rates, and credit and liquidity risks using hedging transactions when required. The main financial risks and the corresponding Group policies are explained below:

•    Credit risk: the Group’s main financial assets are cash and cash equivalents and trade and other receivables. In general, cash and cash equivalents are deposited at entities with a high credit rating and most trade and other receivables are guaranteed by guarantees, credit insurance and bank transactions.

Third party credit risk is not highly concentrated due both to the diversification of the Group’s financial investments and to the distribution of its trade risk over a large number of customers with short collection periods.

•    Interest rate risk: the Group’s cash and cash equivalents and financial debt expose it to fluctuations in interest rates which could have an adverse effect on its results and cash flow. In order to reduce this risk, the Group has established policies and taken out financial instruments so that between 50% and 70% of net debt carries fixed interest rates.

•    Exchange rate risk: the Group is exposed to fluctuations in exchange rates which may affect its sales, results, equity and cash flows arising on the following:

• Investments in foreign entities (mainly in Morocco, Russia, Cuba and the US).

• Purchases and sales denominated in foreign currency, mainly purchases of raw materials and exports of cigarettes denominated in US dollars.

• Operations carried out by Group companies operating in countries whose currency is different to the euro (mainly in Morocco, Russia, Cuba and the US).

In order to reduce this risk, the Group has established policies and taken out certain financial instruments. In particular, the Group aligns the composition of its financial debt with cash flows in the various currencies. Also, financial instruments are used to reduce exchange rate gains and losses on transactions in foreign currencies.

•    Liquidity risk: the Group has to make payments arising from its activities, including significant amounts for excise taxes and VAT which, in general, are collected in advance.

In order to guarantee liquidity and meet all payment commitments arising from its activities, the Group ensures it has sufficient financing and credit lines in place.

Raw materials

The Group’s ability to manufacture cigarettes and cigars for subsequent sale, and the financial results of this activity, depend on its ability to obtain raw materials–tobacco leaves and other non-tobacco materials–at a certain price and of a certain quality. Although the Group has implemented appropriate policies to limit its dependence on suppliers, significant or sudden changes in the supply, quality or price of these could have a material adverse effect on the Group.

Integration of acquisitions

The Group has grown significantly in recent years via both organic growth and acquisitions. Although to date the Group has integrated these acquired subsidiaries successfully, there is no guarantee that this same level of success will be repeated in future acquisitions.

Although the Group aims to minimize the risks it might run in this respect, eventual future acquisitions might involve taking on existing liabilities and exposure to unknown liabilities at the acquirees.

5. WORKFORCE

Organic growth at the Altadis Group and growth through acquisitions have caused the Group’s international presence to increase continuously. Human Resources are managed through common Group policies although the specifics of legislation in the various countries in which it operates are always taken very much into account.

As regards the geographical distribution of the workforce, 60% is located in Europe. Within Europe, Spain and France have gradually been losing importance and in 2005 accounted for 49% of the total workforce compared to 63% in 2001. Group restructuring and significant strategic acquisitions in other countries are responsible for this trend. The US and the Caribbean account for 31% of the Group workforce, mainly in the cigar business. Morocco, with 6% of the Group workforce, and the Philippines with the remaining 3% are the other countries where the Group has a significant fixed structure.

The geographical distribution of the workforce as of December 31, 2005, is as follows

As of December 31, 2005, the Altadis Group had 28,817 employees.

The following chart shows how the workforce has grown in the last 5 years (figures at December 31):

The Altadis Group tries to reconcile its multi-national nature and different legislations to create a uniform human resources management policy at the Group level, so it can consolidate its integration policy and create a genuinely international Group capable of adapting to change. Training, dynamic career management, performance evaluation, executive compensation policy, and social measures to support restructuring are all initiatives aimed at creating a set of shared principles and policies.

Altadis is a not only a multi-cultural group but also a company with a high-caliber workforce that fosters a culture of goal achievement and individual excellence, creativity, responsibility and decision-making, shaping the current success of the Group and its long-term future.

6. RESEARCH AND DEVELOPMENT AND THE ENVIRONMENT

In 2005 the Altadis Group maintained its firm commitment to R&D. Research and Development activities are generally intended to meet medium- to long-term objectives and represent a fundamental tool in the Altadis Group’s ongoing efforts to seek and obtain the competitive advantages on which growth will be based.

In 2005 the Altadis Group’s Research teams continued to work on several programs, the principal objective of which was to improve products with a view to anticipating, on the one hand, legislative changes, and, on the other, consumer expectations and changes in product preferences.

All the advances made through research—in both techniques and new knowledge–form the basis of the work performed by the Development teams, whose goal is to reconcile industrial requirements and consumer satisfaction. The principal lines of action in development initiatives in 2005 were as follows:

•    Steady improvement in the quality of existing industrial processes (materials, processes and finished goods) and the development of new technologies.

•    Development and fine-tuning of new products for the various markets in which the Group is present, with the objective of meeting consumer expectations and adapting to structural market change. Here, we would point out the improvement to all the blends produced by Balkan Star in Russia after its full integration in 2005.

•    Modification of packaging to conform with EU directives and the regulatory requirements of the various countries.

•    Increased versatility of the production platform and activity transfer, greater efficiency, cost control and cutting.

As regards the Environment, the Group complies with the various prevailing EU, national, regional and local regulations. The tobacco industry as a whole does not have a significant impact on the environment. However, the Altadis Group is aware of the need to continuously improve certain parameters which impact environmental conservation. For several years now, Altadis has been implementing measures designed to control energy and raw material consumption and prevent pollution hazards through the strict control of liquid and solid waste.

In general, Altadis’ commitment to the environment aims to achieve the following goals:

• Comply with environmental laws and regulations;

•    Identify, analyze and assess environmental impact in order to implement measures to minimize any kind of pollution and help to protect the environment;

•    Envisage effective emergency mechanisms for dealing with any incident that could have an environmental impact;

•    Co-operate with the authorities, professional bodies, suppliers and other interested parties to adopt environmental protection measures;

•    Educate and train employees in the use of best practices;

•    Seek to constantly improve environmental performance, with the regular revision of the proposed goals.

In this connection, the ISO 14001 certification process initiated in 2002 equips the Altadis Group with a permanent environmental risk management and supervision system compliant with the highest international standards and guarantees the protection of the environment in production processes. This certificate also implies official third-party recognition of the Group’s commitment to the environment and of the correct implementation of its Environmental Management System.

ISO 14001 certification progressed according to schedule in 2005 and all the factories in Spain, France and Poland have already obtained the certification issued by BVQI (Bureau Veritas Quality International), an independent accredited body. The rest of the Group’s cigarette factories in Russia and Morocco will now pursue their certification processes.

Accordingly, in addition to honoring its commitment to protect the environment by anticipating and reducing the environmental impact of waste, residues and atmospheric emissions, Altadis is in a position to reduce costs and moderate its consumption of water, electricity and supplies.

The Annual Report explains in greater detail both the current position of the Altadis Group and the most significant work performed by the Research and Development and Environmental areas by business line.

7. TREASURY STOCK

Pursuant to the resolution adopted by the Altadis, S.A. Shareholders’ Meeting on June 29, 2005, 14,000,000 shares of treasury stock (representing 4.94% of the Parent Company’s capital stock) were cancelled as a result of which outstanding shares decreased from 283,221,426 to 269,221,426 as of December 31, 2005. The aforementioned Shareholders’ Meeting once again authorized the Board of Directors of the Parent Company, as permitted by Article 75 of the revised Corporations Law and for a period of 18 months, to acquire shares of Altadis, S.A. under certain conditions.

At the beginning of 2005, Altadis Group held 4,423,474 Parent Company’s shares (representing 1.56% of its capital stock) at an average cost of €29.65 per share, a total cost of €131,167 thousand and a total par value of €2,654 thousand.

In 2005 the Group acquired for consideration a total of 12,575,719 Parent Company’s shares (representing 4.67% of its capital stock and with a par value of €7,545 thousand) at an average price of €34.33 per share. It disposed of a total of 78,774 Parent Company’s shares (representing 0.03% of its capital stock and with a par value of €47 thousand) in exchange for 24,876 shares of SEITA, in connection with the right to exchange shares which, upon the acquisition by the Parent Company of its initial holding in SEITA and maintaining the initial exchange ratio of 19 Altadis, S.A. shares for 6 SEITA shares, was granted to the employees of the latter with respect to the SEITA shares acquired by exercising their stock options. None of these share disposals generated any income or loss for the Group.

As a result of these transactions, the Group held 2,920,419 shares of Altadis, S.A. at 2005 year-end (representing 1.08% of its capital stock and with a par value of €1,752 thousand), at an average cost of €35.91 per share and a total cost of €104,877 thousand. These shares are recorded under the “Treasury stock” caption within Equity on the equity and liabilities side of the consolidated balance sheet as of December 31, 2005 (this amount does not include €19,905 thousand corresponding to the asset associated with the equity swap contract that hedges the Altadis, S.A. share distribution plan which for purposes of presentation was presented as equivalent to treasury stock and so is shown under the same “Treasury stock” caption).